UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-10804

XL GROUP LTD

(Exact name of registrant as specified in its charter)

O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda
(441) 292-8515

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, Par Value $0.01 per Share

(Title of each class of securities covered by this Form)
________________

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, Par Value $0.01 per Share	1

Pursuant to the requirements of the Securities Exchange Act of 1934, XL Group Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 4, 2018	By:	/s/ Stephen Robb

Name: Stephen Robb
Title: Chief Financial Officer